Exhibit 99.1

Sierra Metals reports positive drilling results from high-grade polymetallic structures including five meters of 36% zinc, 9% lead, 175 g/t silver located 250 meters east of current mine operations at the Yauricocha Mine, Peru

  Current drilling program at the Contacto Sur Medio zone reflects high grade polymetallic sulphide mineralization which continues and remains open at depth
  The Contacto Sur Medio zone is within close proximity to current mine production areas which could reduce the time and capex to integrate the material from this zone into the mine plan
  Six holes have been completed to date from the 1070 level in the Contacto Sur Medio zone
  Drill hole 17-18-03 intercepted over five meters of continued high grade polymetallic sulphide mineralization that includes a head grade of 36% Zinc

Drill hole highlights include:

Hole No.	From	To	Width	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (g/t)	ZnEq (%)
E-CSM 17-17-03	152	153	1 meter	720	22	0.36	18	0.41	53
	153	156	3 meters	303	15	0.04	24	0.04	43
E-CSM 17-18-01	199	201	2 meters	430	22	0.09	24	0.08	52
E-CSM 17-18-03	54	59	5 meters	175	9	0.17	36	0.13	48
E-CSM 17-18-04	223	226	3 meters	339	17	0.05	20	0.08	42

TORONTO, June 7, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announced positive drilling results on high-grade structures at the Contacto Sur Medio zone located close to current operations and within the Central Mine at Yauricocha.

To date, six holes have been executed from the 1070 level of the Yauricocha Mine in the Contacto Sur Medio zone. These holes have intercepted polymetallic sulphide mineralization, containing high-grade silver, zinc, and lead. These results demonstrate the potential for high-grade mineralization within the reported area and more importantly indicate the continued existence of extensive mineralization at depth. Today's results come as part of an ongoing brownfield drilling program testing priority targets at the Yauricocha Mine, located 150 kilometers east-southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru.

"Management is very excited about today's results as they represent the existence of high-grade polymetallic mineralization at The Contacto Sur Medio zone" commented Igor Gonzales, President, and CEO of Sierra Metals. "We see zinc grades that are more than 35% along with high-grade Silver more than 700 g/t. These results along with other exploration results recently released continue to demonstrate the excellent return on the Company's capital investments into exploration with the potential for further growth of mineral resources while adding high-value tonnage."

Alonso Lujan, Vice President, Exploration of Sierra Metals commented: "The results reported from Contacto Sur Medio demonstrate high-grade, sulphide mineralized sectors containing primarily silver, lead and zinc as shown in table 1 below. The potential exists for further extensions to be defined within the Contacto Sur Medio zone, which remains open at depth. Today's results demonstrate the considerable high-grade nature of these structures." He added, "based on the value of the mineralization defined to date, exploration will continue to define the further potential that still exists."

All reported intercepts are core length as further drilling is required to determine true thicknesses.

A map of the Yauricocha Mine 1070 level (Central Mine) is shown in Figure 1. Figure 2 shows the Contacto Sur Medio zone. Figure 3 and 4 show the cross sections of all the drill holes.

Table 1 – Selected Drill Hole Assay Results from Contacto Sur Medio Zone

Hole No.	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (g/t)	ZnEq (%)
E-CSM 17-17-03	71.0	72.0	1.0	80	5.06	0.03	3.19	0.10	9.35
	74.0	75.2	1.2	21	1.42	0.03	2.53	0.03	4.27
	152.2	152.9	0.7	720	21.58	0.36	17.76	0.41	53.31
	152.9	156.0	3.1	303	15.29	0.04	23.62	0.04	43.13
	184.9	185.2	0.3	242	9.85	0.05	4.72	0.05	18.47
	197.0	200.0	3.0	383	16.30	0.12	26.71	0.34	36.35
	207.1	208.0	0.9	60	2.68	0.02	1.74	0.06	5.43
E-CSM 17-18-01	160.4	160.9	0.5	122	2.68	0.10	5.48	0.31	11.28
	179.4	180.2	0.8	40	1.98	0.03	1.42	0.03	4.05
	193.4	195.0	1.6	58	2.04	0.02	1.92	0.03	5.00
	198.5	200.6	2.1	430	22.10	0.09	23.69	0.08	51.82
E-CSM 17-18-02	64.1	65.1	1.0	27	0.32	0.19	8.07	1.42	11.65
	99.0	106.3	7.3	25	1.51	0.05	2.56	0.06	4.56
	150.3	156.2	5.9	224	3.97	0.48	11.36	0.49	21.56
	202.9	206.6	3.7	230	6.52	0.29	13.27	0.63	25.50
E-CSM 17-18-03	54.1	58.8	4.7	175	9.29	0.17	35.94	0.13	48.04
	223.2	224.0	0.8	229	8.49	0.05	10.77	0.08	23.17
E-CSM 17-18-04	60.6	64.0	3.4	16	0.41	0.04	2.30	0.09	3.23
	158.0	163.2	5.2	118	1.92	0.17	10.31	0.09	15.09
	212.9	215.6	2.7	161	10.41	0.06	5.62	0.15	18.13
	223.0	226.0	3.0	339	17.09	0.05	20.03	0.08	41.92

Figure 1 – Plan View of Yauricocha Mine and Location of Contacto Sur Medio (CNW Group/Sierra Metals Inc.)

Figure 2 – Plan View – Yauricocha Mine - Contacto Sur Medio 1220 Level (CNW Group/Sierra Metals Inc.)

Figure 3 – Contacto Sur Medio Holes: E-CSM 17-18-01 and E-CSM 17-18-02 (CNW Group/Sierra Metals Inc.)

Figure 4 – Contacto Sur Medio Drill Holes: E-CSM 17-17-03, 17-18-03, 17-02 and 18-04 (CNW Group/Sierra Metals Inc.)

Quality Control

All samples were dried, crushed and pulverized by the Chumpe Lab at the site, pulp samples were shipped by ALS Peru S.A. Lab Chemex to their laboratory in Lima, Peru.

The quality assurance-quality control (QA-QC) program employed by Sierra Metals has been described in detail in the NI-43-101 report for Yauricocha dated December 29, 2017, prepared by SRK Consulting in Denver, which is available for review on Sedar. Standards and blanks are inserted into the sample stream and duplicate samples are sent to the ALS Peru S.A. lab (Chemex) in Lima as per internal quality control procedures.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 07-JUN-18